David E. Gardels
Attorney

1620 Dodge Street, Suite 2100
Omaha, NE  68102
402.964.5027
fax: 402.964.5050
david.gardels@huschblackwell.com

March 24, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Kevin C. Rupert

Re:	MACC Private Equities Inc. (the “Company”)
File Number: 814-00150

To the Commission:

The Company was notified by the Commission, via correspondence dated February 18, 2011, that the filing of its Notification of Late Filing on Form 12b-25 filed on February 14, 2011 for the fiscal period ended December 31, 2010 (the “NLF”) provided the Commission an insufficient response under Part III of the NLF.  In a subsequent discussion with Commission Staff regarding this amendment, Mr. Kevin C. Rupert requested that Company file a written statement from its independent accountant regarding the untimely filing of the required report (the “Statement”).  The Company has filed an amended Form 12b-25 herewith along with the Statement.

We would like to thank the Commission for its time and guidance on this matter.  Please let me know if there are any additional questions or concerns.

Sincerely,

/s/ David E. Gardels
David E. Gardels

Husch Blackwell LLP